United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. )*

TCG BDC, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
872280102
(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004
(202) 729-5626
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 6, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872280102

1	NAMES OF REPORTING PERSONS The Carlyle Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OF PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,268,704
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,268,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872280102

1	NAMES OF REPORTING PERSONS Carlyle Holdings I GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OF PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,268,704
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,268,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872280102

1	NAMES OF REPORTING PERSONS Carlyle Holdings I GP Sub L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OF PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,268,704
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,268,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 872280102

1	NAMES OF REPORTING PERSONS Carlyle Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OF PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,268,704
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,268,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872280102

1	NAMES OF REPORTING PERSONS Carlyle Subsidiary Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OF PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,268,704
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,268,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 872280102

1	NAMES OF REPORTING PERSONS TC Group L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OF PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,268,704
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,268,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 872280102

1	NAMES OF REPORTING PERSONS Carlyle Investment Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OF PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,268,704
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,268,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

Item 1.	Security and Issuer.
This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of TCG BDC, Inc., a Maryland corporation (the “Issuer”) whose principal executive offices are located at One Vanderbilt Avenue, Suite 3400, New York, New York 10017.

Item 2.	Identity and Background.
The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	The Carlyle Group Inc.,

2)	Carlyle Holdings I GP Inc.,

3)	Carlyle Holdings I GP Sub L.L.C.,

4)	Carlyle Holdings I L.P.,

5)	CG Subsidiary Holdings LLC,

6)	TC Group, L.L.C., and

7)	Carlyle Investment Management L.L.C.
Each of the Reporting Persons is organized in the state of Delaware.
The address of the principal business and principal office of each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.
The Reporting Persons are principally engaged in the business of investments in securities.
The directors of The Carlyle Group Inc. are Kewsong Lee, Peter J. Clare, Daniel A. D’Aniello, David M. Rubenstein, William E. Conway, Jr., Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Dr. Thomas S. Robertson, William J. Shaw, Anthony Welters and Derica W. Rice (collectively, the “Directors”).
The executive officers of The Carlyle Group Inc. are Kewsong Lee, Chief Executive Officer, Curtis L. Buser, Chief Financial Officer, Peter J. Clare, Chief Investment Officer for Corporate Private Equity and Chairman of the Americas, Jeffrey W. Ferguson, General Counsel, Christopher Finn, Chief Operating Officer and Bruce M. Larson, Chief Human Resources Officer (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”).
Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.
The present principal occupation of each of the Directors is as follows: Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is an Operating Executive of The Carlyle Group; Janet Hill is a Principal at Hill Family Advisors; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; William J. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011; Anthony Welters is Executive Chairman of the BlackIvy Group, LLC; Kewsong Lee is Chief Executive Officer of The Carlyle Group Inc.; Peter J. Clare is the Chief Investment Officer for Corporate Private Equity and Chairman of the Americas of The Carlyle Group; Daniel A. D’Aniello is a Co-Founder of The Carlyle Group; David M. Rubenstein is a Co-Founder of the The Carlyle Group; William E. Conway is a Co-Founder of The Carlyle Group; and Derica W. Rice was the Executive Vice President of CVS Health and President of CVS Caremark, the pharmacy benefits management business of CVS Health, until February 2020.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
On May 5, 2020, Carlyle Investment Management L.L.C. purchased 2,000,000 shares of cumulative convertible preferred stock, par value $0.01, from the Issuer in a private placement at a price of $25 per share (the “Preferred Stock”) (the “Transaction”). The Preferred Stock has a liquidation preference equal to $25 per share (the “Liquidation Preference”) plus any accumulated but unpaid dividends up to but excluding the date of distribution. Dividends will be payable on a quarterly basis in an initial amount equal to 7.00% per annum of the Liquidation Preference per share, payable in cash, or at the Issuer’s option, 9.00% per annum of the Liquidation Preference payable in additional shares of Preferred Stock. After May 5, 2027, the dividend rate will increase annually, in each case by 1.00% per annum. Beginning November 5, 2020, shares of Preferred Stock are convertible, in whole or in part, at the option of the holder of the Preferred Stock into the number of shares of Common Stock equal to the Liquidation Preference plus any accumulated but unpaid dividends, divided by an initial conversion price of $9.50, subject to certain adjustments to prevent dilution as set forth in the Articles Supplementary.
The source of funds required for the Transaction were from the general funds available to Carlyle Investment Management L.L.C.

Item 4.	Purpose of Transaction.
The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.
The Reporting Persons acquired the Preferred Stock for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the terms set forth in the Preferred Stock and the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Subject to the terms of the Preferred Stock, the Reporting Persons may acquire additional securities of the Issuer, or retain, convert and/or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors. An affiliate of the Reporting Persons, Carlyle Global Credit Investment Management L.L.C., is the Issuer’s investment adviser (the “Adviser”).
The Adviser, a wholly owned subsidiary of The Carlyle Group Inc., is the Issuer’s external manager and is responsible for, among other things, sourcing potential investments, conducting research and due diligence on prospective investments, analyzing and structuring investments and monitoring investments on an ongoing basis.
Mr. Mark Jenkins and Ms. Linda Pace are employees of The Carlyle Group Inc. or its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.
The information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.
(a) – (b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 59,121,115 shares of Common Stock outstanding (consisting of 53,852,411 shares of Common Stock outstanding as of September 2, 2021 and the 5,268,704 shares of Common Stock underlying the Preferred Stock held by Carlyle Investment Management L.L.C.).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Carlyle Group Management L.L.C.	5,268,704	8.9%	0	5,268,704	0	5,268,704
The Carlyle Group Inc.	5,268,704	8.9%	0	5,268,704	0	5,268,704
Carlyle Holdings I GP Inc.	5,268,704	8.9%	0	5,268,704	0	5,268,704
Carlyle Holdings I GP Sub L.L.C.	5,268,704	8.9%	0	5,268,704	0	5,268,704
Carlyle Holdings I L.P.	5,268,704	8.9%	0	5,268,704	0	5,268,704
CG Subsidiary Holdings LLC	5,268,704	8.9%	0	5,268,704	0	5,268,704
TC Group, L.L.C	5,268,704	8.9%	0	5,268,704	0	5,268,704
Carlyle Investment Management L.L.C.	5,268,704	8.9%	0	5,268,704	0	5,268,704
Carlyle Investment Management L.L.C. is the record holder of 2,000,000 shares of Preferred Stock, which are convertible into 5,268,704 shares of Common Stock, subject to adjustment as provided in the Articles Supplementary.
The Carlyle Group Inc. is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which with respect to the securities reported herein is the managing member of CG Subsidiary Holdings L.L.C., which is the sole member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management L.L.C. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Carlyle Investment Management L.L.C.

(c)	Except as described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Articles Supplementary
The terms of the Preferred Stock are governed by the Articles Supplementary (the “Articles Supplementary”), filed with the State Department of Assessments and Taxation of the State of Maryland. The Preferred Stock ranks senior to the Issuer’s common stock with respect to the payment of dividends and distribution of assets upon liquidation. The Preferred Stock has a liquidation preference equal to $25 per share (the “Liquidation Preference”) plus any accumulated but unpaid dividends up to but excluding the date of distribution. Dividends will be payable on a quarterly basis in an initial amount equal to 7.00% per annum of the Liquidation Preference per share, payable in cash, or at the Issuer’s option, 9.00% per annum of the Liquidation Preference payable in additional shares of Preferred Stock. After May 5, 2027, the dividend rate will increase annually, in each case by 1.00% per annum.

After November 5, 2020, the Preferred Stock will be convertible, in whole or in part, at the option of the holder of the Preferred Stock into the number of shares of common stock equal to the Liquidation Preference plus any accumulated but unpaid dividends, divided by an initial conversion price of $9.50, subject to certain adjustments to prevent dilution as set forth in the Articles Supplementary. At any time after May 5, 2023, the Issuer, with the approval of the Board of Directors, including a majority of the Independent Directors, will have the option to redeem all of the Preferred Stock for cash consideration equal to the Liquidation Preference plus any accumulated but unpaid dividends. The holders of the Preferred Stock will have the right to convert all or a portion of their shares of Preferred Stock prior to the date fixed for such redemption. At any time after May 5, 2027, the holders of the Preferred Stock will have the option to require the Issuer to redeem any or all of the then-outstanding Preferred Stock upon 90 days’ notice. The form of consideration used in any such redemption is at the option of the Board of Directors, including a majority of the Independent Directors, and may be cash consideration equal to the Liquidation Preference plus any accumulated but unpaid dividends, or shares of common stock. Holders also have the right to redeem the Preferred Stock upon a Change in Control (as defined in the Article Supplementary).

Each holder of Preferred Stock is entitled to one vote on each matter submitted to a vote of stockholders of the Issuer. In addition, for so long as the Issuer is subject to the Investment Company Act, the holders of Preferred Stock, voting separately as a single class, have the right to elect two members of the Board of Directors at all times, and the balance of the directors will be elected by the holders of the common stock and the Preferred Stock voting together. The Issuer will designate Linda Pace and Mark Jenkins for election by the holders of the Preferred Stock. As required by the Investment Company Act, the Preferred Stock has certain additional voting rights, as set forth in the Articles Supplementary.
Registration Rights Agreement
Concurrent with the sale of the Preferred Stock, the Issuer entered into an agreement (the “Registration Rights Agreement”) providing Carlyle Investment Management L.L.C. with the right to require the Issuer to register with the SEC the resale of Common Stock issuable upon conversion of the Preferred Stock. The Registration Rights Agreement is subject to customary representations, warranties, conditions and limitations on the resale of such Common Stock.
Investment Advisory Agreement

The Issuer and the Advisor are party to an Investment Advisory Agreement (as amended, the “Investment Advisory Agreement”). Unless terminated earlier, the Investment Advisory Agreement renews automatically for successive annual periods, provided that such continuance is specifically approved at least annually by the Issuer. The Investment Advisory Agreement will automatically terminate in the event of an assignment and may be terminated by either party without penalty upon at least 60 days’ written notice to the other party. Subject to the overall supervision of the Board of Directors, the Adviser provides investment advisory services to the Issuer. For providing these services, the Adviser receives fees from the Issuer consisting of two components – a base management fee and an incentive fee, as more fully described in the Issuer’s Annual Report on Form 10-K, for the year ended December 31, 2020, as such description may be updated from time to time in other reports filed by the Issuer.
The above summaries of the material terms of the Articles Supplementary, the Registration Rights Agreement and the Investment Advisory Agreement are qualified by reference to the Articles Supplementary, the Registration Rights Agreement and the Investment Advisory Agreement, which are filed as Exhibits 3, 4 and 5 hereto, respectively, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Articles Supplementary (incorporated by reference to Exhibit 3.1 of the Issuer’s Form10-Q filed on May 5, 2020.)

3	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 of the Issuer’s Form10-Q filed on May 5, 2020.)

4
Second Amended and Restated Investment Advisory Agreement, dated August 6, 2018, by and between the Issuer and Carlyle Global Credit Investment Management L.L.C. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q filed on November 6, 2018)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 3, 2021

THE CARLYLE GROUP INC.
By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	General Counsel

CARLYLE HOLDINGS I GP INC.
By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director and General Counsel

CARLYLE HOLDINGS I GP SUB L.L.C.
By: Carlyle Holdings I GP Inc., its managing member
By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director and General Counsel

CARLYLE HOLDINGS I L.P.
By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director

CG SUBSIDIARY HOLDINGS L.L.C.
By: Carlyle Holdings I L.P., its managing member
By:	/s/ Jeffrey W. Ferguson
Name: Jeffrey W. Ferguson
Title: Managing Director

TC GROUP, L.L.C.
By: CG Subsidiary Holdings L.L.C., its sole member
By: Carlyle Holdings I L.P., its managing member
By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	Managing Director

CARLYLE INVESTMENT MANAGEMENT L.L.C.
By: TC Group, L.L.C., its managing member
By: Carlyle Holdings I L.P., its managing member
By:	/s/ Jeffrey W. Ferguson
Name:	Jeffrey W. Ferguson
Title:	General Counsel